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                                                    Richard M. Ubinger
                                                    Phone: 412-257-7606
                                                    Fax:  412-257-7640

Via Federal Express and EDGAR

July 29, 2008

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., MS 7010
Washington, D.C.  20549-7010

         Re:      Universal Stainless & Alloy Products, Inc.

                  Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 7, 2008
                  Schedule 14A Filed on April 21, 2008
                  Form 10-Q for the Fiscal Quarter Ended March 31, 2008 File Number 0-25032

Dear Mr. O'Brien:

     This letter sets forth the responses of Universal Stainless & Alloy Products, Inc. (the "Company") to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") dated July 23, 2008, with respect to the above referenced filings by the Company. In connection with our responses below, the Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Form 10-Q for the Fiscal Quarter Ended March 31, 2008
-----------------------------------------------------

Note 6 - Commitments and Contingencies, page 7
----------------------------------------------

  600 Mayer Street, Bridgeville, PA 15017 phone 412.257.7600 fax 412.257.7640 web www.univstainless.com

COMMENT NO. 1:

We note your response to comment 17 in our letter dated June 30, 2008, including the draft disclosure you intend to include in future filings. Specifically, we note the draft disclosure provides a conclusion that it is remote the outcome of your pending lawsuits and claims will have a material impact to your financial condition or liquidity. However, your draft disclosure does not provide a conclusion as to whether your pending lawsuits and claims will have a material impact on your results of operations. In future filings, please revise your draft disclosure to also address the materiality of pending lawsuits and claims to your results of operations. Also, as previously requested, if you believe it is probable and/or reasonably possible that the pending lawsuits and claims will materially impact your results of operations, please consider the need for disclosure of your pending lawsuits and claims in accordance with paragraphs 9-10 of SFAS 5 and SAB Topic 5:Y. Please provide us with the disclosure you intend to include in future filings.

RESPONSE:

     In accordance with the Staff's comment, in future annual and quarterly filings, the Company also will address the materiality of pending lawsuits and claims to its results of operations.

     Based on information currently available, the Company does not believe that there are any lawsuits or claims that are probable or reasonably possible of having a material impact to its results of operations. In future filings, if the Company believes that any particular lawsuit or claim is probably or reasonably possible of having a material impact to our results of operations, the Company will make appropriate disclosure of those lawsuits or claims in accordance with paragraphs 9 and10 of SFAS 5 and SAB Topic 5:Y.

     Below is a draft of the disclosure that the Company accordingly intends to include in future filings, based upon information currently available to the
Company:


          Note 6 - Commitments and Contingencies
          --------------------------------------
          From time to time, various lawsuits and claims have been or may be asserted against the Company relating to the conduct of our business, including routine litigation relating to commercial and employment matters. The ultimate cost and outcome of any litigation or claim cannot be predicted with certainty. Management believes, based on information presently available, that the likelihood that the ultimate outcome of any such pending matter will have a material adverse effect on its financial condition, or liquidity or a material impact to our results of operations is remote, although the resolution of one or more of these matters may have a material adverse effect on its results of operations for the period in which the resolution occurs.


                                 -------------


The Company believes it has responded fully to your comments. On behalf of Universal Stainless & Alloy Products, Inc., I thank you for your consideration of our response. Should the Staff have further questions or comments or need any further information or clarification, please call me at (412) 257-7606.


Sincerely,

/s/ Richard M. Ubinger

Richard M. Ubinger
Vice President of Finance,
Chief Financial Officer and Treasurer